# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MSC INDUSTRIAL DIRECT CO INC, CIK 0001003078
CUSIP: 553530106
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 515 Broadhollow Road, Suite 1000, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 08/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001430710

## Reporting persons
- Harlan B. Korenvaes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,294,324; shared voting power 0; sole dispositive power 4,294,324; shared dispositive power 0; aggregate amount beneficially owned 4,294,324 (5.9% of the class)
  Comment: The Reporting Person is the trustee of the Spruce Trust, a trust organized by Mitchell Jacobson, which holds 4,119,310 shares and another trust organized by Mitchell Jacobson which holds 175,014 shares.
- Spruce Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 4,119,310; shared voting power 0; sole dispositive power 4,119,310; shared dispositive power 0; aggregate amount beneficially owned 4,119,310 (5.7% of the class)
  Comment: The Reporting Person is a trust organized by Mitchell Jacobson.

## Item 1. Issuer
Name of issuer: MSC INDUSTRIAL DIRECT CO INC
Address of issuer's principal executive offices: 515 Broadhollow Road, Suite 1000, Melville, New York 11747

## Item 2. Person Filing
Name of person filing: This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"): Spruce Trust, a trust organized by Mitchell Jacobson, and Mr. Harlan B. Korenvaes, trustee of the Spruce Trust.
Address of principal business office or, if none, residence: The address of Mr. Korenvaes and Spruce Trust is: 3879 Maple Ave, Suite 150, Dallas, TX 75219.
Citizenship:
Mr. Korenvaes: United States
Spruce Trust is a trust organized under the laws of New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Rows (5) through (11) of each Reporting Person's cover page.
Percent of class: See Rows (5) through (11) of each Reporting Person's cover page.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement.

## Signatures
- Harlan B. Korenvaes: /s/ Harlan B. Korenvaes, Harlan B. Korenvaes (08/11/2026)
- Spruce Trust: /s/ Harlan B. Korenvaes, Harlan B. Korenvaes, Trustee (08/11/2026)